BofI Holding, Inc.

Investor Presentation

Greg Garrabrants
President and Chief Executive Officer

August 2013

Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2012. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act

Q4 Fiscal 2013 Financial Highlights

Q4 2013 vs. Q4 2012	Amount ($M or %)	Increase (%)
Asset growth	$703.9	29.5%
Deposit growth	$476.9	29.5%
Loan portfolio growth	$536.4	31.2%
Loan portfolio origination growth	$321.8	43.9%
Non-performing assets to total assets	66 bps	-11 bps
Q4 Net Income	$11.1	30.0%
Diluted EPS	$0.78	21.9%

Return on Equity: 16.6%

Return on Assets: 1.44%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	Bofl Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	40.6?	0.63	0.03
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 Bofl Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	Bofl Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	11.4?	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	0.17
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 Bofl Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

2010 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

2010 Rank[1]	Company (ticker)	State	Score	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share 3-yr CAGR (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	Malaga Financial Corp. (MLGF)	CA	134.22	817	1.32	15.57	13.27	35.86	0.23	0.00
2	Bofl Holding Inc. (BOFI)	CA	127.12	1,736	1.29	15.44	15.16	39.43	1.51	0.45
3	New York Community Bancorp Inc. (NYB)	NY	126.45	41,047	1.32	19.31	11.74	36.43	3.04	0.36
4	Hingham Institution for Savings (HIFS)	MA	117.18	1,033	1.09	15.06	10.19	41.86	0.80	0.02
8	Kaiser Federal Financial Group Inc. (KFFG)	CA	83.93	902	0.93	7.39	20.83	53.74	4.06	0.40
9	Northwest Bancshares Inc. (NWBI)[5]	PA	81.68	8,122	0.76	5.60	36.85	57.01	3.25	0.67

2 Bofl Holding, Inc. (BOFI) CA 127.12 1,736 1.29 15.44 15.16 39.43 1.51 0.45

#2

Source: SNL Financial

...and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

2013 rank	2012 rank		Total assets ($000)	2012 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	N/A	HomeStreet, Seattle, WA	$2,631,230	39.18	3.43	79.45	19.31	61.50	12.80
2	239	Independent Bank Corp., Ionia, MI	$2,023,876	22.85	1.12	40.68	14.71	77.59	2.24
3	3	Republic Bancorp, Louisville, KY	$3,394,399	22.51	3.35	33.64	25.28	46.90	3.78
4	8	BofI Holding, San Diego, CA	$2,874,322	17.30	1.49	22.30	14.60	38.15	1.16
5	87	Meta Financial Group, Sioux Falls, SD	$1,763,270	17.21	1.21	53.12	22.23	84.41	2.54
6	1	Bank of the Ozarks, Little Rock, AR	$4,040,207	16.68	2.04	25.29	19.36	48.59	0.34
7	N/A	Pacific Premier Bancorp, Irvine, CA	$1,173,792	16.34	1.52	9.32	14.43	61.20	0.22
8	38	Cardinal Financial Corp., McLean, VA	$3,039,187	16.02	1.70	41.06	13.04	51.37	0.42
9	N/A	Monarch Financial Holdings, Chesapeake, VA	$1,215,446	15.81	1.25	68.78	12.05	79.93	0.33
10	132	Provident Financial Holdings, Riverside, CA	$1,248,330	15.28	1.74	65.79	20.05	61.24	4.00

Source: ABA Banking Journal, May 2013
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 93% on ROE means that the Bank outperformed 93% of all Banks. The 18% G&A ranking means that only 18% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.54%	0.86%	87%
Return on equity	18.18%	7.26%	93%
G&A	1.75%	2.83%	18%
Efficiency ratio	38.17%	67.56%	7%

Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended March 31, 2013
Source: Uniform Bank Performance Report (UBPR) as of March 31, 2013

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	3.72	3.52
Salaries and benefits	0.88	1.53
Premises and equipment	0.14	0.37
Other non-interest expense	0.71	1.22
Total non-interest expense	**1.73**	**3.12**
Core business margin	**1.99**	**0.40**

1. BofI Federal Bank only for the three months ended 3/31/13 - the most recent data on FDIC website "Statistics on Depository Institutions Report"
   Excludes BofI Holding Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 3/31/13. Total of 447 institutions $1-$10 billion

Corporate Profile and Vision











Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $3.1 billion asset savings and loan holding company[1]
- 13-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 306 employees ($10.1 million in assets per employee)[1]
- Market Capitalization of $792 million[2]

1. As of 06/30/13 2. As of 08/05/13 closing price of $57.99 per share

Diversified Branchless Deposit Businesses



Key Elements

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Business banking
- Business banking with full suite of cash management services

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- IOLTA accounts

BIN sponsorship
- Prepaid program managers with focus on large national programs

Deposit

Distribution Partners

Focus	Current Partner
Direct Marketing	       
Retail	
Event-Based Issuance	 

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base

Percent



- Checking 25.1
- Money Market 17.7
- Savings 7.4
- CD's 49.8

Rapid Business Banking Deposit Growth

Dollars ($MM)



	Q4 12	Q1 13	Q2 13	Q3 13	Q4 13	7/13
	21	78	124	185	314	340
# of accounts	170	351	620	921	1,481	1,623

Note: 100% of deposits equals $2,034MM

Key Growth Areas

Key Areas of Growth	Growth: 06/12-06/13
Checking balance	228.4%
MMS balance	53.4%
Savings balance	-23.2%
CD balance	-4.5%
Transaction account balance	109.0%
Gen Y (1978-1994)	27.0% of accounts, 30.6% of account bal
Gen X (1965-1977)	9.0% of accounts, 14.5% of account bal

Overview of Acquisition of Principal Bank Non-Trust Deposits

- Approximately $200MM dollar of deposits

- 10,000 accounts
  - 5,000 Checking
  - 3,000 Savings
  - 1,000 CDs
  - 1,000 Money Market

- No deposit premium

- Minimal transaction cost

- Affinity relationship negotiation ongoing

BofI's Vision for Multi-Channel Customer Service and Transaction



- Aggressive outbound
  - Segmented call lists based upon behavioral segmentation (e.g., usage)

- Utilization of third party and internal data

- Coordinated multichannel marketing

- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)

- Incorporate personalized elements (video, chat) into direct banker interactions

- Mobile and Remote RDC through IPhone and Android Application

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks

- Cost structure of business and consumer accounts are significant concerns

- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)

- Ubiquity of mobile and smart phones

- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)



Internet Banking/ New Preferred Method

	2008	2011
Ages 18-34	25	67
Ages 35-54	26	64
Ages 55+	15	58

Source: AllxPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]

15% of transactions at branches

~85% of transactions non-branch

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013	

├─── Actual ────────── Forecast ──┤

■ Mobile ■ Online ■ ATM ■ Call center ■ Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit		-7% to -9%
Withdrawal		-3% to -6%
Check cashing		-17% to -19%
Total		-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.   2. Represents the average annual change measured in 2008-2011

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



Cost Per Transaction



Source: FDIC; Baird estimates; PNC population

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years



Average Branch Monthly Volume – Teller Transactions

Thousands

Year	Value
1995	13.0
2000	11.4
2005	10.1
2010	8.1
2013	6.4

~4.0% CAGR

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

Branch Banks Cannot Cost Effectively Serve Most Customers



Segment	United States	Chase
Segment 5 ($500K+ D&I)	8	12
Segment 4 ($100-$500K D&I)	19	19
Segment 3 ($25-$100K D&I)	21	23
Segment 2 ($5K-$25K D&I)	20	23
Segment 1 (<$5K D&I)	32	23

>30% of Chase households have >$100K in D&I and make up ~55% of revenue

Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Primary Business – Lending



- **Single family**
  - **Gain-on-sale Mortgage Banking**
    - Internet and affinity lead sources
    - Self-service operation
    - Low-fixed costs
  - **Wholesale Jumbo**
    - High-end portfolio lender
      - "Common Sense" underwriting
      - Quarter to date average LTV of 58%
  - **Warehouse Lending**
    - Product provides vertical integration and strengthens mortgage banking relationships

- **Multifamily**
  - **Retail**
  - **Wholesale**
    - High quality originators with average experience of 15+ years
    - Call center based originators
    - Highly ranked website - apartmentbank.com
    - 12-year history as portfolio bank
    - High credit quality
    - Quarter to date average LTV of 62% and DSCR of 1.60%

- **C&I Lending**
  - **Lender Finance**
    - Real estate and tax lien secured
    - Consumer receivable secured
  - **Healthcare Finance**
    - Lower and middle market asset-based lending (healthcare receivables)
    - Selected Health Care Real Estate
  - **Factoring**
    - Insurance company secured receivables
    - Healthcare receivables
    - Other high credit quality receivables
  - **Bank Loans**
    - Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters



	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
	1,720,563	1,912,999	2,155,306	2,195,331	2,256,918

Average Loan to Value	Multifamily	54%	55%	55%	55%	55%
	Single family	54%	54%	54%	54%	55%

Non-Interest Income Is Diversified With Significant Growth Outside of Single Family Agency Mortgage Banking

$ in thousands

	FY 2013 Q3	FY 2013 Q4
• Mortgage loan sales		
− Single family agency eligible	$3,081	$3,202
− Single family jumbo (TPO)	1,077	1,245
− Multifamily	1,050	1,376
• Other sales – lending programs and structured settlements	113	853
• Prepaid card fees	90	830
• Deposit, C&I lending and other fees	610	1,364
Non-interest income, excluding securities and mortgage prepayment penalties	**$6,021**	**$8,870**

Moderate Reduction in Single Family Agency Production From Prior Quarter Compensated By Other Loan Production Areas

Loan Pipeline –Last Four Quarters and Current



C&I has significant potential for increasing production

Loan Origination Group Production Year-Over-Year And Current Pipeline

($ Millions)	FY Q4-2013 Production	FY Q4-2012 Production	Pipeline[1]
Single Family – Gain on Sale	$236.7	$107.4	$74.2
Single Family – Jumbo Portfolio	141.1	141.2	283.8
Multifamily – Portfolio	62.5	89.2	117.6
C&I[2]	77.3	19.2	119.0
Total	**$517.6**	**$357.0**	**$594.6**

1. Applications in as of 7/25/13 2. Includes C&I - Single Family Lender Finance of $63.5 and $19.2 million for Q4 2013 and 2012, respectively

Best-in-Class Asset Quality



Non-current (30 days+) loans to total loans[1]

(%)

- BofI[1]: 0.83
- Banks $1-10 bn: 2.60



Assets in non-accrual to total assets[1]

(%)

- BofI[1]: 0.65
- Bank $1-10 bn: 1.24

1. As reported in FDIC SDI report at 3/31/13. Total of 447 institutions included in the $1-$10 billion group

Loan Diversity – June 30, 2013

Loan Portfolio[1]
100% = $2,301 Million



- Home Equity 1%
- Factoring 6%
- Consumer and Other 1%
- SF - Residential 50%
- Multifamily 34%
- CRE 1%
- C&I - SF Lender Finance 5%
- C&I 2%

1. Gross loans before premiums, discounts and allowances

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

COMPANY

Greg Garrabrants, President and CEO

BofI Holding, Inc.

investors@bofi.com

www.bofiholding.com

Investor Relations

Mark A. McPartland, Senior Vice President

MZ Group

Phone: +1-646-593-7140

Mobile: +1-910-297-6442

markmcp@mzgroup.us

www.mzgroup.com